UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(g)
                     of the Securities Exchange Act of 1934

                                  FREFAX, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


            FLORIDA                                      65-0786722
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or organization)

 270 NW 3rd Court Boca Raton, Florida                    33432-3720
----------------------------------------                 ----------
(Address of principal executive offices)                 (Zip Code)


                       Issuer's Telephone: (561) 368-1427
                   ------------------------------------------

           Securities to be registered under Section 12(g) of the Act:

Title of each class                 Name of each exchange on which each
to be so registered                 Class is to be registered
------------------------            --------------------------------------------

                                    - NONE -

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE
                          ----------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

PART I ................................................................1

      ITEM 1.  DESCRIPTION OF BUSINESS ................................1

      ITEM 2.  PLAN OF OPERATION ......................................8

      ITEM 3.  DESCRIPTION OF PROPERTY ................................9

      ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT ...........................9

      ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                      AND CONTROL PERSONS ............................11

      ITEM 6.  EXECUTIVE COMPENSATION.................................12

      ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED
                      TRANSACTIONS  ..................................12

      ITEM 8.  DESCRIPTION OF SECURITIES .............................12

PART II  .............................................................13

      ITEM 1.         MARKET PRICE OF AND DIVIDENDS ON THE
                      REGISTRANT'S COMMON EQUITY AND RELATED
                      STOCKHOLDER MATTERS ............................13

      ITEM 2.  LEGAL PROCEEDINGS .....................................13

      ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH
                      ACCOUNTANTS.....................................14

      ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES................14

      ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS..............15

PART F/S..............................................................16

      FINANCIAL STATEMENTS............................................16

PART III .............................................................17

      ITEM 1.  INDEX TO EXHIBITS......................................17

SIGNATURES............................................................18

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         (a)    BUSINESS DEVELOPMENT

         Frefax, Inc. ( the "Company') was incorporated on September 26, 1997 under the laws of the State of Florida under the name of Central Group, Inc. See
Exhibit 2(i) at Page E-1.

         The name of the Company was changed to Frefax, Inc. by an amendment to its Article of Incorporation filed with the Florida Department of State on September 15, 1998. See Exhibit 2(ii) at page E-5.

         The Bylaws of the Company are included as Exhibit 2 (iii) commencing at Page E-6.

         From the date of its incorporation to July 30, 1998, the only activities undertaken by the Company were two offerings of its common stock to investors pursuant to Rule 504 of Regulation D as promulgated by the Securities & Exchange Commission.

         On July 30, 1998 the Company entered into a Stock Purchase Agreement with three individuals who owned all of the stock of Frefax, Inc.,a Canadian Corporation. See Exhibit 3, Page E-26. This Agreement provided as follows:

(1) The three shareholders of Frefax, Inc. (Canada) owned 10,000,000 shares of that corporation which was all of the outstanding stock.

(2)      Those  shareholders  agreed to sell all of their stock to Frefax,  Inc.
         (Florida)   in   exchange   for   receiving    10,000,000   shares   of
         Frefax,Inc.(Florida).

(3) The Agreement was executed July 30, 1998 and 10,000,000 shares of Frefax, Inc. (Florida) were issued as of that date to the three selling shareholders. All shares as issued have restrictive legends under Rule 144.

         Acting through the brokerage firm of Sierra Brokerage Services, Inc., in October, 1998 the Company applied to the NASD pursuant to Rule 5740 and Rule l5c2-11 under the Securities Exchange Act of 1934, for a listing on the OTC Bulletin Board. This request was approved on November 4, 1998. The stock symbol for the Company is: FFAX.

         The Company acts solely as a holding company. Other than the acquisition of the stock of Frefax, Inc. (Canada) as a wholly owned subsidiary, the Company has had no separate business activities since its formation to the current date. The Company is in good standing in the State of Florida.

         (b)      BUSINESS OF ISSUER

         Frefax, Inc. (Canada), the wholly-owned subsidiary of Frefax, Inc. (Florida), is the only active business entity of the Company. Consequently, the comments that follow in describing the business of the issuer apply only to Frefax, Inc. (Canada), (identified hereinafter as "FC").

         FC was founded for the purpose of investigating the market for, and technologies involved in, long distance faxing, with the ultimate goal of creating a world-wide network, capable of providing unlimited use, flat rate, fax calling service.

         The initial marketing focus is to business entities using long distance fax services within Canada and the United States.

         Product description

         The products of FC are a combination of three components:

(1)      A master "Black Box";

(2)      A slave "Black Box";  and

(3)      A Telephone Manager System.

         The three  components  work in concert to create an  autonomous  system
designed  to  operate   without   human   input.   The  system   also   performs
self-diagnostics and can initiate warm boot procedures from the head office.

         The Slave unit is installed at the client's place of business. A single line installation is performed in less than 30 seconds, and will require no training for the fax operator. The client continues to use the fax machine(s) as they always have.

         A Master unit is then located in all franchisee and company-operated regional offices. The Master Unit handles the security and information processing functions. The Company's proprietary Encryption Technology increases the security of transmissions, as well as providing a speedy method for dealing with non-paying clients as the system can be turned "on" or "off" via the Master Unit.

         The Telephone Manager System works in parallel with the Master Unit by keeping track of all incoming and outgoing calls. Detailed reports can be created using the powerful database management functions of the Telephone Manager. The Telephone Manager compiles a daily activity report, which is transmitted to each client, showing both incoming and outgoing activity.

         The Frefax system does not require a dedicated line nor an Internet provider or service. In less than 30 seconds the customer is installed and continues to use the Fax machine in the same manner as before, the only difference is the absence of monthly long distance charges on the telephone statement.

         Industry and Company Background

         The most conservative estimate for the worldwide long distance market is $110 Billion US. By the year 2000, it is expected that the long distance telephone market will represent several hundred billion dollars in revenues to the Telco industry. Of these figures, a recent article in the Economist suggests that at least 25% is excessive profits, which are a direct result of the monopolistic condition of the world's telecommunication companies.

         For the industry in general, it is estimated that 150 million new phone lines will be installed worldwide before the end of the century. This additional capacity is equivalent to the number of lines currently in existence in North America or currently operating in the UK, France and Germany combined. The fundamental thrust of the Company's marketing strategy will be to utilize its own Fax broadcast capabilities and customer lists.

         Evans Research Corp. has projected the sales growth of fax machines as high as 90% per annum through 1998 in Canada. Fax technology is now also found embedded in computer networks and PC's, as well as mobile/cellular fax systems. All of these systems share one common feature, the use of telephone company networks to transmit the Information. While fax technology has brought with it tremendous productivity gains, this background use of telephone lines has also been a windfall for the telcos (telephone companies).

         Another medium for transmitting information is of course the Internet, however, there are a number of problems inherent in this type of transmission (see Competition).

         The overall market potential for the FC system is anticipated to be in excess of $25 billion annually. With a minimal market penetration generating an assumed client base of 15,000 users. FC would generate revenues of $18 million annually, resulting in annual profits of $20.8 million.

         FC offers cost savings to many high volume long distance fax users. Currently businesses can obtain discount rates in the neighbourhood of 40% off peak time of day rates from their long distance providers. Even with the six-second incremental billing offered for dedicated fax lines, most companies could unknowingly generate hundreds of dollars per month in long distance fax charges.

         The FC system is unique In that it requires no special phone lines and does not discriminate between types of Fax machines whether stand alone, PC-based group I, II or Ill. It does not require any special knowledge or skill to operate, in fact it's operation is totally transparent to the user, who simply uses his Fax machine as usual while the FC system operates in the background.

         Distribution Methods of the Products & Services

         Current Situation

         All major telephone companies generate profit from their long distance customer base. The telcos offer no specific `deals' for timely fax service to the general business customer (other than time-of-day or volume discounts). Existing telco fax services merely offer billing in six-second increments and the administration of large fax campaigns for a fee.

         FC has developed a product/service with appeal to both an existing marketplace of fax users, and a new generation of fax users who will surface to take advantage of this cost effective marketing tool.

         o Existing fax users will quickly see the benefit as they are already sensitive to their faxing costs and are frequently limited in their faxing abilities due to cost constraints. FC effectively eliminates these concerns.

         o Existing (or new) fax owners who have felt that fax broadcasting (especially via long distance lines) was simply beyond their reach from a cost perspective. Rather than mailing out hundreds of customer contact pieces, which are very expensive and yield extremely low response rates (1-3%), these businesses can now contact thousands of prospective customers for virtually pennies a page. FC will bring mass marketing to the small, independent business owner at affordable cost.

         Service Description

         The FC system will revolutionize the use of fax machines for telemarketing, customer service and sales & marketing due to the flat fee, unlimited use feature. The ability to send an unlimited number of faxes (maximum 240/day, but extra increments can be purchased) at a fixed flat rate will be extremely attractive. The monthly fee is $100, or the customer may elect to prepay one year in advance for $1,000. Initially, FC will establish a Network of approximately 27 offices throughout North America, in cities with population over 600,000 and a high concentration of businesses.

         In addition to existing product/service FC plans to introduce follow-on products which are complimentary with the Telco industry. With our fax customer volume driving down long distance costs, it is conceivable that FC could expand into the long distance carrier market in the future.

         The company also plans to introduce its Telephone Manager System to its clients as an effective system for monitoring voice calls, both incoming and outgoing. This can provide the customer with tailored usage reports, providing the customer with detailed information not otherwise available and creating incremental revenue.

         As an extra service, FC will also have the capability of creating the world's largest Fax database. With this capability, FC would be in a position to offer list services (offering Fax Lists for sale by industry, region, SIC code or other characteristic) and Fax campaign services to clients.

         Market Segmentation

         Canadian and U.S. Corporations and Small Businesses

         Companies with large vendor or customer base applications will be targeted. Examples would include banks, trust companies, insurance companies, brokerage houses and promotion firms, advertising firms, importers, exporters, OEMs and distributors. All of these types of business are dependent upon the reliable and rapid transmission of documentation by fax. FC is a cost effective fax alternative to their current long distance provider.

         Repositioning FC in the minds of its customers as a marketing tool will be a secondary strategy to justify the acquisition of additional systems within the organization.

         The Telephone Manager feature will offer additional benefits to the customer which are likely unavailable to the average telco or other fax service providers' customers.

         Retailers and Other Distributors of Fax Machines and Related Products

         FC will be approaching retailers and distributors of fax machines and may, in time, also approach manufacturers. FC is currently in discussions with Icon Office Solutions (a division of Alco Standard), a major supplier of Ricoh, Sharp, Canon and Toshiba fax machines. Icon has a 20,000 strong sales staff, giving FC access to thousands of prospective customers.

         Through strategic alliances, retailers and distributors would purchase a minimum black box inventory (100 units at a cost of $16,000) from FC. Each of their customers who elects to purchase a box will be charged $250, but this will be credited back to the customers when they sign up with FC at the rate of $50/month for 5 months (on monthly service) or credited against the annual service cost of $1,000.

         Other possible strategic partners include firms such as National Utilities, a reseller of primarily utility services (gas, hydroelectric power, etc.). Under this arrangement, FC. could be made available to their 5,000 corporate accounts across Canada.

         Franchises and Other Outlets

         In addition to the Faxback program aimed at end-users for the corporate outlets, FC intends to develop a franchise network in North America with over 300 associate offices. These associate offices will service smaller regions and will be offered specialized equipment that will allow them to set up their own local customer base. Billing will be administered by the franchisee, who will make an annual license renewal payment to FC. This will generate additional revenues for the company and will serve to expand the customer base to almost 10% of the North American market very quickly.

         All franchisees will make a $40,000 investment in equipment, which will give them One (1) Master Black Box (the exclusive FC hardware and software) and Sixty (60) Slave Units to be distributed to their customers. Franchisees should generate approximately $60,000 in incremental revenue per year from this service and will pay an annual $20,000 franchise license fee, commencing in year 2. Successful franchises will be allowed to establish additional franchises.

         In this way, FC will develop a well-crossed market, offering "local" service, local supply and direct sales. Dealers and franchises will be able to service smaller markets which would not be economical to service through Frefax's head office. The franchise and dealer systems are suitable for existing companies who wish to supplement their operation's income with little investment (other than inventory).

         Competition

         There are three direct competitors to the service at this time:

         o Local Telco and other long distance resellers - offering time-of-day and volume discounts

         o Internet - customers may transmit their own messages at no cost through the Net

         o Other fax service providers - other companies purporting to offer economical fax sending services

         o Local Telcos and Long Distance Resellers - Increasing competition in the long distance market has certainly reduced long distance costs, however, it is extremely difficult for any telco or conventional long distance reseller to compete with flat rate long distance services such as FC which purchase block long distance time in tremendous volume. Individual consumers could not negotiate anywhere near the favorable rates enjoyed by providers such as FC.

         Within the Canadian market, flat Rate Long Distance Providers will also provide competition as they sell blocks of long distance calling time for a flat fee to consumers (in fact, FC will be utilizing some of their lines in setting up this service). Their major disadvantage from the customer's perspective is the necessity of dialing local access codes and then waiting for a line to dial the intended recipient's fax number. Most also serve a limited market area, such that clients cannot contact their entire fax list through a single source.

         Over time in the U.S., the company also expects limited competition from MediaCon, which provides a "least-cost routing service" which automatically routes calls through the long distance provider offering the best rate. This service still only amounts to a discount service though, versus unlimited flat-rate faxing through FC.

         o Internet - In some respects, the Internet has offered a cheap alternate to the use of fax technology, via E-mail systems, however, these systems specialize in the transmission of ASCII-type data or software-specific data that is transported over private networks or among users operating common software platforms. This means that "messages" sent via one software platform often arrive as "gibberish" at their destination point, if the recipient does not have the same software. Alternatively, messages may be sent in a "plain text" format, losing much of the impact of the message (logos, graphics, etc.).

                  E-Mail faxes require the use of a computer, modem and software, as well as a subscription to an Internet provider and a telephone line. They do not offer a solution for the Fax user who already owns a regular Fax machine or PC type fax/modem. E-mail Faxing has done nothing to address the needs of Fax users with ordinary `hard copy' fax machines or ordinary fax/modem systems. Today, only one small company offers flat fee Faxing via the Internet.

         o Other fax service providers - Competitive threats today come from Faxlink, owned by a long distance carrier, and Faxnet, a private service offered over the Internet. Both of these services lack the ability to allow a customer with a regular fax machine to access the system. Their systems require the use of E-mail type faxes, scanned documents or E-faxes on the originating side.

                  As for their means of transporting the documents, both systems use the Internet and are subject to the inherent bottlenecks and data traps and delays that are common throughout the system. Confidentiality is also not guaranteed, as anyone on the Internet is able to intercept a copy of a fax message (which is unacceptable in the case of sensitive material such as legal correspondence).

         In addition, the company's testing shows the Internet can be unreliable and unpredictable when it comes to timely delivery of fax messages, yet timely and reliable delivery is the precise reason why most clients elect to transmit data and documents by fax. They are also perceived as an "unsecured" way of transmitting sensitive data (such as legal correspondence) as they are subject to interception while en-route. In most cases, it is difficult for the sender to determine whether or not their message was delivered, or when.

         In addition, both competitors are seeking distributors and cannot guarantee delivery of a fax if they have no distributor in the client's calling area. Once the fax has been initiated trough their systems, there is no feedback to ensure clients that their fax message was received successfully. These services likely neglect to report these major product flaws because they assume over time that they will have full area coverage.

         Advertising and Promotion

         FC quite literally intends to use itself to promote itself. Using the Frefax system, FC will begin a telemarketing program by fax to approximately 1,000 businesses per day, including weekends.

         Additionally, every fax message sent across the network to a first-time recipient would have an additional page tagged onto it which will notify the recipient of the FC service (as the FC promotion sheet will only be received once, it will not be perceived as junk fax). This technique will increase the number of businesses contacted, including those businesses that are not currently in our own database and can also serve as a testimonial for the product. Prospective clients can simply contact a customer or suppliers currently using the system in order to hear first hand, how the company likes the FC service.

         Principal Suppliers

         The principal equipment supplier for FC is Bell Canada. Eifron Morris & Company, Ltd. provides FC with the boxes which facilitate the fax transmission.

         Governmental Impact on FC Operations

         At this time there is no required  government  approval of the products
and  services  offered  by  FC.  Further,   there  are  no  direct  governmental
regulations that impact the FC business operations.

         Research and Development

         FC estimates that over the past several years it has expended substantial funds on research and development activites. None of these costs were borne directly by customers.

         Employees

         Currently, FC has hired three (3) full-time employees.

ITEM 2.  PLAN OF OPERATION

         FC has commenced active business operations as of January, 2000, with the intent of continuing these operations for the entire calendar year. The plan of operation from a sales standpoint may be summarized as follows:

(1) FC uses twenty-seven (27) machines maintained in its offices to send soliciting messages by fax to various potential subscribers. FC intends to send 1,000 such fax messages daily, with an anticipated acceptance of two percent (2%) daily. On the basis of twenty working days per month, this totals 400 acceptances monthly.

(2) FC also employs one full-time employee as a salesman who does direct solicitations in person. It is anticipated that this salesman will secure thirty percent (30%) sales success, which should equal the same number of subscribers as the mechanical process - 400 acceptances monthly.

(3) On the basis of 800 sales monthly at a gross revenue figure of $100 per sale, FC should receive $80,000 in monthly gross revenues. FC anticipates a fifty percent (50%) return on the gross revenue for a monthly gross profit of $40,000.

(4) FC expects total monthly operating costs of $20,000, leaving a monthly net (pre-tax) profit of $20,000.

         Based upon the sales plan as outlined above, FC anticipates satisfying its cash requirements from current operations and should not have to raise additional funds in the next twelve months.

         FC does not plan any additional capital purchases, except for operational equipment which will be purchased as additional sales dictate. FC does not expect any significant change in its current base of three employees, except to hire additional salesman as the need arises.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company owns no real property and has no leasehold interests.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

               (a)   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following persons (including any group as defined in Regulation S-B, Section 228.403) are known to the Company, as the issuer, to be the beneficial owner of more than five percent of any class of the said issuer's voting securities:


                       Name and Address                            Amount and Nature            Percent
Title of Class         of Beneficial Owner                         of Beneficial Owner          of Class
---------------------- ------------------------------------------ ----------------------------- --------------------

Common                 Brigand Capital Corp.                         1,010,000                     5.19%
                       120 Adelaide St. West
                       Suite 1214
                       Toronto, Ontario M5H 1T1
---------------------- ------------------------------------------ ----------------------------- --------------------
---------------------- ------------------------------------------ ----------------------------- --------------------

Common                 V.T. Franzke                                   1,500,000                    7.71
                       120 Adelaide St. West
                       Suite 1214
                       Toronto, Ontario M5H 1T1
---------------------- ------------------------------------------ ----------------------------- --------------------
---------------------- ------------------------------------------ ----------------------------- --------------------

Common                 Kim Moser                                      4,000,000                  20.56
                       Concession 11237
                       Stauffville, Ontario
                       Canada
---------------------- ------------------------------------------ ----------------------------- --------------------
---------------------- ------------------------------------------ ----------------------------- --------------------

Common                 Sherway Holdings, Ltd.                         4,000,000                  20.56
                       c/o Cochrane, Tway & Assoc.
                       P.O. Box 128
                       Turks & Caicos, B.W.I.
---------------------- ------------------------------------------ ----------------------------- --------------------
---------------------- ------------------------------------------ ----------------------------- --------------------

Common                 Mills Sterling Aerospace, Ltd.                 2,000,000                 10.28
                       Concession 11237
                       Stauffville, Ontario
                       Canada
---------------------- ------------------------------------------ ----------------------------- --------------------
---------------------- ------------------------------------------ ----------------------------- --------------------

TOTAL                                                               12,510,000                  64.30%
---------------------- ------------------------------------------ ----------------------------- --------------------

         (b)   SECURITY OWNERSHIP OF MANAGEMENT

         The following information lists, as to each class, equity securities beneficially owned by all directors, and of the directors of the issuer, as a group.

                       Name and Address                         Amount and Nature                Percent of
Title of Class         of Beneficial Owner                      of Beneficial Owner              Class
---------------------- ---------------------------------------- -------------------------------- -------------------

Common                 Debra A. Sauer                           500,000                          2.57%
                       Word Quest
                       7576 Pine Walk Dr. So.
                       Margate, FL 33063
---------------------- ---------------------------------------- -------------------------------- -------------------
---------------------- ---------------------------------------- -------------------------------- -------------------

TOTAL                                                           500,000                          2.57%
---------------------- ---------------------------------------- -------------------------------- -------------------


         NOTE TO (a) and (b) ABOVE:

         As to the beneficial ownership of the securities listed above in (a) and (b), no such owner has the right to acquire within sixty (60) days or otherwise, the right to acquire shares from options, warrants, right, conversion privileges, or similar obligations.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS
               AND CONTROL PERSONS

         (a)   IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

Name, Municipality of Residence   Age   Length of Service
--------------------------------- ---   -------------------------------------
Debra A. Sauer                    47    Appointed as President
Margate, FL 33063                       and sole Director
                                        October 1, 1997
--------------------------------- ---   -------------------------------------

         DEBRA A. SAUER is the President, Secretary and the sole Director of the Company. She is the owner of Word Quest, a sole proprietorship since 1987, specializing in providing secretarial services to the business community and also providing resume services to professionals seeking employment. She is not a director of any other corporation.

         Under Section 3 of ARTICLE III of the Bylaws, the directors serve until the next annual meeting of the shareholders, at which time directors are elected by the shareholders. A director is to hold office until his or her successor is elected. If a director vacates his or her position during that director's tenure, his or her replacement is filled by a majority of the remaining directors, of the shareholders if no directors remain.

         (b)   IDENTIFY SIGNIFICANT EMPLOYEES

         Other than the President of the Company, the only other significant employee is GREG MILLS, who is the Managing Director of Operations for Frefax, Inc. (Canada), the wholly-owned subsidiary of the Company.

Name, Municipality of Residence  Age  Length of Service
-------------------------------- ---- -------------------------------------
Greg Mills                       46   Appointed as Managing
Toronto, Ontario                      Director of Operations
Canada                                1996
-------------------------------- ---- -------------------------------------

         Greg Mills has been with Frefax, Inc. (Canada) since its inception in September, 1996. Prior to that association he was the founder of Bar Code, Inc. which is a computer hardware distributor and manufacturer.

ITEM 6.  EXECUTIVE COMPENSATION

         Debra Sauer, President of the Company receives no compensation. Likewise, Greg Mills does not receive any salary at this time.

         No employee, officer, or director of the Company has any form of long-term compensation, including ( but not limited thereto) qualified or non-qualified stock options, warrants, incentive plans, SAR's, stock bonus plans, retirement plans, or otherwise.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company has received loan funds from Brigand Capital Corp., a Canadian corporation, owned by V.T. Franzke, amounting to $130,274 as of June 30, 1999. Brigand Capital Corp. owns 5.19% of the outstanding stock of the company and V.T. Franzke individually owns 7.71% of the outstanding stock of the Company.

         FC purchased equipment and services amounting to $90,935 from Mills Sterling Aerospace, Ltd., a Canadian corporation owning 10.28% of the outstanding stock of the Company. The President of Mills Sterling Aerospace, Ltd. is Kim Moser who individually owns 20.56% of the outstanding stock of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES

(1)      COMMON STOCK

         The Company is authorized to issue fifty million (50,000,000) shares of voting common stock, each share of stock having one vote, at $0.001 par value.

         There are no fixed rights to dividends on the common stock. Dividends may be paid as authorized by the Board of Directors, in cash, in property, or in shares of the capital stock of the said corporation.

         The State of Florida (FS ss.607.0630) provides that shareholders of a corporation do not have preemptive rights to acquire the corporation's unissued shares except to the extent that the articles of incorporation so provide.
ARTICLE X of this Company's articles of incorporation provides:

                    "The   Shareholders  of  this  corporation  shall  not  have
               preemptive rights to acquire the corporation's unissued shares."

         The only specific material rights of common shareholders is to elect, on an annual basis, the directors of the Company. Each shareholder has one vote for any action brought before the shareholders for approval. There is no provision for cumulative voting.

         The Company has no other class of stock.

                                     PART II

ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                 COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         (a)     MARKET INFORMATION

         The issuer's common equity has been traded on the OTC Bulletin Board under the symbol: FFAX. The Company was cleared for trading by the NASD on November 4, 1998.

Trading Summary:

                 Quarter Ending           High Bid        Low Bid
                 --------------           --------        -------
                     12/30/98              3.000            .625
                      3/30/99              1.450            .650
                      6/30/99              1.250            .310
                      9/30/99               .370            .210
                     12/30/99               .070            .050

         NOTE: The source for the high and low bid information as listed above is: Interactive Data Corp.

         The quotations as listed above pertain to the over-the-counter market. These quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

         The approximate number of holders of the common voting stock, the only class of stock authorized by the Company, is: 45.

         The Company has never paid any dividends. Management has expressed the intention to apply any surplus of the Company into expanded equipment and sales personnel. It has no plans to pay dividends at any point in the forseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         Not applicable.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following sales were made by the Company within the past three (3) years in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, and contained within Regulation D, Rule 504, promulgated by the Securities & Exchange Commission:

   Title         Number      Price            Consideration   Date
------------- ----------- ------------------- --------------- --------

   Common       400,000    $   .001           $    400        11/25/97
============= =========== =================== =============== ========
   Common         3,000        .10                 300        11/25/97
============= =========== =================== =============== ========
   Common     6,001,000        .01              60,010        12/04/98
============= =========== =================== =============== ========
   Common     2,542,000        .05             127,000         4/12/99
============= =========== =================== =============== ========

NOTES TO SALES PURSUANT TO REGULATION D:

(1) All sales were conducted by the issuer. No commissions or underwriting discounts were paid in connection with the sales.

(2) The class of persons to whom the Company sold the above-referenced securities were individuals or entities whom the Company has reason to believe were either accredited investors within the meaning of Regulation ss.230.501 or were investors having such knowledge and experience in financial and business matters that the purchaser could properly evaluate the risks and merits of the investment.

(3) The sales made as of 11/25/97 were made only to residents of the State of Florida. All other sales were made to individuals or entities residing in Canada.

(4) The consideration for the sale of securities above as of 12/04/99 in the amount of $60,010 and as of 4/12/99 in the amount of $127,100 was paid in each case by the issuance of promissory notes that are callable on demand and accrue interest at the rate of 2% per annum.

(5) In making the above sales, the Company specifically relied upon compliance with Rule 504 of Regulation D (Regulation ss.230.504). The Company qualified for Rule 504 because all offers and sales were made by the issuer, the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company was not an investment company, and the Company had a specific business plan. Further, the Company was in compliance with the conditions as set forth in Regulation ss.230.504(b).

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         ARTICLE VII of the Bylaws of the Company, entitled "INDEMNIFICATION AND INSURANCES" provides as follows:

         "SECTION 1.   INDEMNIFICATION UNDER BCA SECTION 607.0850

         The corporation shall have the power to indemnify any director, officer, employee, or agent of the corporation as provided in Section 607.0850 of the Business Corporation Act.

         SECTION 2.  ADDITIONAL INDEMNIFICATION

         The corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official Capacity and as to action in another capacity while holding such office. However, such further indemnification or advancement of expenses shall not be made in those instances specified in Section 607.0850 (7) (a-d) of the Business Corporation Act."

         Florida Statute ss.607.0850 provides for the indemnification of a director and/or officer who is a party to any legal proceeding against them. ".
 . . if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

         Florida Statute ss.607.0950(7) also provides that there shall be no indemnification to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her action, or omissions to act, were material to the cause of action so adjudicated and constitute (a) a violation of criminal law unless the officer or director had reasonable cause to believe his or her conduct was unlawful; (b) a transaction whereby the director or officer derived an improper personal benefit; (c) in the case of a director, a violation of his or her fiduciary duties; or (d) willful misconduct.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities & Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

         Attached audited financial statements for Frefax, Inc. and subsidiary, for the years ended June 30, 1999 and June 30, 1998 and for the period from inception are submitted in compliance with Item 310 of Regulation S-B.

         An interim statement is also included in Part F/S as required by Item 310 of Regulation S-B.

                           FREFAX, INC. AND SUBSIDIARY

                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED JUNE 30, 1999

                                       AND

                     FOR THE PERIOD FROM SEPTEMBER 26, 1997

                      (DATE OF INCEPTION) TO JUNE 30, 1998

                                       AND

                       CUMULATIVE FROM SEPTEMBER 26, 1997

                      (DATE OF INCEPTION) TO JUNE 30, 1999

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS





                                                                       Page
                                                                      number
                                                                    ---------
Independent auditors' report                                           F-1

Consolidated balance sheet at June 30, 1999                            F-2

Consolidated statements of operations and comprehensive income
(loss) for the year ended June 30, 1999 and from September 26,
1997 (date of inception) to June 30, 1998 and cumulative  from
September 26, 1997 (date of inception) to June 30, 1999                F-3

Consolidated statement of stockholders' deficiency for
the period from September 26, 1997 (date of inception)
to June 30, 1999                                                       F-4

Consolidated  statements of cash flows for the year ended June
30, 1999 and from  September  26,  1997(date of  inception) to
June, 30,1998 and cumulative from September 26, 1997
(date of inception) to June 30, 1999                                   F-5

Notes to consolidated financial statements                         F-6 - F-11

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Frefax, Inc.


We have audited the accompanying consolidated balance sheet of Frefax, Inc. and subsidiary (A Development Stage Company) (the "Company") as of June 30, 1999 and the related consolidated statements of operations and comprehensive income
(loss), stockholders' deficiency and cash flows for the year ended June 30, 1999 and from September 26, 1997 (date of inception) to June 30, 1998 and cumulative from September 26, 1997 (date of inception) to June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 1999 and the consolidated results of its operations and cash flows for the year ended June 30, 1999 and from September 26, 1997 (date of inception) to June 30, 1998 and cumulative from September 26, 1997 (date of inception) to June 30, 1999 in conformity with generally accepted accounting principles.

Massella, Tomaro & Co., LLP
Jericho, New York

January 12, 2000

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET

                                  JUNE 30, 1999

                                     ASSETS

Current assets:
    Cash ...................................................   $      3,813
    Recoverable use tax ....................................          4,244
                                                               ------------
         Total current assets ..............................          8,057

Furniture, fixtures and equipment, net .....................         85,381
                                                               ------------
Security deposits ..........................................          3,483
         Total assets ......................................   $     96,921
                                                               ============
                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
    Accounts payable and accrued expenses ..................   $     14,311
    Loans from related party ...............................        130,274
                                                               ------------
         Total current liabilities .........................        144,585
                                                               ------------

Commitments and contingencies (Note - 6) ...................           --

Stockholders' deficiency:
    Common stock - $.001 par value, 50,000,000 shares
    authorized,  19,446,000 shares issued and outstanding ..         19,446

    Additional paid-in capital .............................        180,864
    Accumulated deficit during the development stage .......        (52,673)
     Accumulated other comprehensive income (loss) .........         (6,436)
    Stock subscriptions receivable .........................       (188,865)
                                                               ------------
         Total stockholders' deficiency ....................        (47,664)
                                                               ------------
Total liabilities and stockholders' deficiency .............   $     96,921
                                                               ============

           See accompanying notes to consolidated financial statements



                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
      CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)


                                                                                Cumulative
                                                                                   from
                                    For the four          For the four       September 26, 1997
                                    months ended          months ended       (date of inception)
                                   October 31, 1999      October 31, 1998    to October 31, 1999
                                  -----------------      ----------------    -------------------

Income                            $               -      $              -    $                 -
                                  -----------------      ----------------    -------------------
Expenses:
    Selling, general and
    administrative expenses                  41,555                 2,850                 44,405
    Research and development                 13,407                     -                 13,407
                                  -----------------      ----------------    -------------------
Total expenses                               54,962                 2,850                 57,812
                                  -----------------      ----------------    -------------------
Loss before other income
(expense) and provision for
income taxes                                (54,962)               (2,850)               (57,812)

Other income (expense)
   Gain on foreign currency
   transactions                               3,767                     -                  3,767
   Interest income                            1,836                     -                  1,836
   Interest expense                            (360)                 (104)                  (464)
                                  -----------------      ----------------    -------------------
   Total other income (expense)               5,243                  (104)                 5,139
                                  -----------------      ----------------    -------------------
Loss before provision for income taxes      (49,719)               (2,954)               (52,673)

Provision for income taxes                        -                     -                      -
                                  -----------------      ----------------    -------------------
Net (loss)                                  (49,719)               (2,954)               (52,673)
Other items of comprehensive
income (loss)                                (6,436)                    -                 (6,436)
                                  -----------------      ----------------    -------------------
Comprehensive net (loss)          $         (56,155)     $         (2,954)   $           (59,109)
                                  =================      ================    ===================
Basic:
    Net (loss)                    $             NIL      $            NIL    $              (.01)
                                  =================      ================    ===================

Weighted average number of
 common shares outstanding               13,659,614               834,621              8,639,477
                                  =================      ================    ===================




           See accompanying notes to consolidated financial statements



                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY
   FOR THE PERIOD FROM SEPTEMBER 26, 1997 (DATE OF INCEPTION) TO JUNE 30, 1999


                                                                        Accumulated       Accumulated
                                                        Additional        Deficit            Other        Stock          Total
                                Common Stock              Paid-in       During the       Comprehensive Subscriptions Stockholders'
                            Shares           Amount       Capital    Development Stage   Income (Loss)  Receivable     Deficiency
                          ----------     ------------- ------------ ------------------  -------------- ------------- ------------
Issuance of common stock
upon capitalization of
company                      500,000     $         500 $      2,000 $                -  $            - $           - $      2,500

Issuance of common stock
in connection with
limited offerings            403,000               403          297                  -               -             -          700

Net loss from date of
inception (September 26,
1997) to June 30, 1998             -                 -            -             (2,954)              -             -       (2,954)
                          ----------     ------------- ------------ ------------------  -------------- ------------- ------------
Balances at June 30,
1998                         903,000               903        2,297             (2,954)              -             -          246

Issuance of common
stock in connection with

acquisition of subsidiary 10,000,000            10,000            -                  -               -             -       10,000

Issuance of common
stock in connection with
limited offering
(November 1998)            6,001,000             6,001       54,009                  -               -       (60,010)           -
Issuance of common
stock in connection with
limited offering
(February 1999)            2,542,000             2,542      124,558                  -               -      (127,100)           -

Accrued interest on
   subscriptions
   receivable                      -                 -            -                  -               -        (1,755)      (1,755)

Foreign currency
   translation adjustment          -                 -            -                  -          (6,436)            -       (6,436)

Net loss for the year
   ended June 30, 1999             -                 -            -            (49,719)              -             -      (49,719)
                          ----------     ------------- ------------ ------------------  -------------- ------------- ------------
Balances at June 30, 1999 19,446,000     $      19,446 $    180,864 $          (52,673) $       (6,436)$    (188,865)$ n  (47,664)
                          ==========     ============= ============ ==================  ============== ============= ============


           See accompanying notes to consolidated financial statements



                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Cumulative
                                                                                   from
                                       For the four     For the four         September 26, 1997
                                       months ended     months ended         (date of inception)
                                       June 30, 1999    June 30, 1998        to June 30, 1999
                                       ---------------  ----------------    --------------------
Cash flows from operating activities:
   Net (loss)                          $       (49,719) $         (2,954)   $            (52,673)
   Adjustments   to  reconcile
   net  (loss)  to  net  cash  used
   for  operating activities:
       Foreign currency translation             (6,436)                -                  (6,436)
Depreciation                                     2,588                 -                   2,588
       Interest income on
       subscriptions receivable                 (1,755)                -                  (1,755)

   (Increase) decrease in:
          Recoverable use tax                   (4,244)                -                  (4,244)
          Security deposits                     (3,483)                -                  (3,483)
       Increase (decrease) in:
       Accounts payable and accrued
          expenses                              14,311                 -                  14,311
                                       ---------------  ----------------    --------------------
       Net cash used for operating
          activities                           (48,738)           (2,954)                (51,692)
                                       ---------------  ----------------    --------------------

Cash flows from investing activities:
   Purchase of furniture, fixtures
       and equipment                           (87,969)                -                 (87,969)
                                       ---------------  ----------------    --------------------
Net cash used for investing
       activities                              (87,969)                -                 (87,969)
                                       ---------------  ----------------    --------------------
Cash flows from financing activities:
   Proceeds from initial
   capitalization of company
   and from sale of common stock
   in connection with private
   placements,                                       -             3,200                   3,200
   Loans from related parties                  140,274                 -                 140,274
                                       ---------------  ----------------    --------------------
Net cash provided by financing
   activities                                  140,274             3,200                 143,474
                                       ---------------  ----------------    --------------------

Net increase in cash                             3,567               246                   3,813

Cash, beginning of period                          246                 -                       -

Cash, end of period                    $         3,813  $            246    $              3,813
                                       ===============  ================    ====================

Supplemental disclosure of
non-cash flow information:
   Cash paid during the year for:
         Interest                      $             -  $              -    $                  -
                                       ===============  ================    ====================
         Income taxes                  $             -  $              -    $                  -
                                       ===============  ================    ====================
Schedule of non-cash investing
         activities:
   Issuance of 8,543,000 shares of
   common stock in exchange for
   subscription receivables            $       187,110  $              -    $            187,110
                                       ===============  ================    ====================

           See accompanying notes to consolidated financial statements

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   FOR THE YEAR ENDED JUNE 30, 1999 AND FOR THE PERIOD FROM SEPTEMBER 26, 1997
                      (DATE OF INCEPTION) TO JUNE 30, 1998
                                       AND
     CUMULATIVE FROM SEPTEMBER 26, 1997 (DATE OF INCEPTION) TO JUNE 30, 1999

NOTE     1 - ORGANIZATION

         Frefax, Inc. (the "Company") was incorporated in the State of Florida on September 26, 1997 as Central Group, Inc. The name of the Company was changed on September 15, 1998 to its current name.

         Pursuant to the stock purchase agreement dated July 30, 1998 between the Company and the shareholders of Frefax, Inc. (Canada), ("Frefax Canada"), a company incorporated in the province of Ontario, Canada, the Company issued an aggregate of 10,000,000 shares of its $.001 par value common stock to the shareholders of Frefax Canada in exchange for 100% of Frefax Canada's issued and outstanding common stock. Accordingly, Frefax Canada became a wholly owned subsidiary of the Company. Such transaction is considered a capital transaction whereby Frefax Canada contributed its stock for the net book value of the Company.

         Frefax Canada was incorporated on September 5, 1996 for the purpose of developing software to be utilized in reducing long distance telephone fax charges.

         As of June 30, 1999, the Company and Frefax Canada are considered to be development stage companies.

NOTE     2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a) Basis of Presentation

         The Company is considered to be a development stage company as of June 30, 1999 since planned principal operations have not yet commenced.

         b) Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of the Company from September 26, 1997 (date of inception) and its wholly owned subsidiary, Frefax Canada from July 30, 1998 herein after referred to as the ("Companies") after elimination of all significant intercompany transactions and accounts.

         c) Cash and cash equivalents

         The Company considers highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         d) Furniture, fixtures, and equipment

         Furniture, fixtures, and equipment are recorded at cost less accumulated depreciation which is provided on the straight line basis over the estimated useful lives of the assets which range between three and seven years. Expenditures for maintenance and repairs are expensed as incurred.

         e) Income taxes

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the respective periods' taxable income for federal and state income tax reporting purposes.

         f) Earnings per share

         During 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 replaced the previously required reporting of primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Unlike the previously reported primary earnings per share, basic earnings per share exclude the dilutive effects of stock options. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods presented have been calculated in accordance with the requirements of SFAS No. 128.

         g) Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         h) Fair value disclosure at June 30, 1999

         The carrying value of cash and accounts payables and accrued expenses are a reasonable estimate of their fair value.

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         i) Effect of New Accounting Standards

         The Company does not believe that any recently issued accounting standards, not yet adopted by the Company, will have a material impact on its financial position and results of operations when adopted.

         j) Foreign Currency Translation

         The functional currency for the Company's foreign operation is the applicable local currency, Canadian dollars. The translation from Canadian dollars to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of comprehensive income. Gains or losses resulting from foreign currency transactions are included in the statements of operations.

         k) Research and Development Costs

         Research and development costs are expensed as incurred. Such costs amounted to $13,407 and $-0- for the year ended June 30, 1999 and for the period from September 26, 1997 (date of inception) to June 30, 1998, respectively, and $13,407 from September 26, 1997 (date of inception) to June 30, 1999.

NOTE     3 - FURNITURE, FIXTURES AND EQUIPMENT

         Furniture, fixtures and equipment are as follows at June 30, 1999:

         Furniture & fixtures .........   $16,891
         Equipment ....................    71,078
                                          -------
                                           87,969

         Less: accumulated depreciation     2,588
                                          -------
                                          $85,381

         Depreciation expense for the year ended June 30, 1999 and for the period from September 26, 1997 (date of inception) to June 30, 1998 amounted to $2,588 and $- 0 -, respectively. Cumulative depreciation expense from September 26, 1997 (date of inception) to June 30, 1999 amounted to $2,588.

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE     4 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

         Accounts payable and accrued expenses consist of the following at June 30, 1999:

         Research and development   $ 6,915
         Telephone charges ......     3,440
         Other ..................     3,956
                                    -------
                                    $14,311
                                    =======

NOTE     5 - PROVISION FOR INCOME TAX

         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial statement and tax bases of assets and liabilities for financial statement and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of these temporary differences, which will either be taxable or deductible in the year when the assets or liabilities are recovered or settled. Accordingly, measurement of the deferred tax assets and liabilities attributable to the book-tax basis differentials are computed by the Company at a rate of 15% for federal and approximately 6% for state pursuant to SFAS No. 109, and at approximately 22% for Frefax Canada.

         The only material tax effect of significant items comprising the Companies current deferred tax assets as of June 30, 1999 is the Companies' net operating losses "NOL"s" which combined amounted to approximately $53,000. The deferred tax asset associated with the Companies' NOLs amounted to approximately $12,000 as of June 30, 1999.

         The Companies have recorded a 100% valuation allowance for the deferred tax asset since management could not determine that it was "more likely than not" that the deferred tax asset would be realized in the future. The Company's NOL's amounting to approximately $28,000 will expire between the years 2013 - 2014 if not utilized. Frefax Canada's NOL amounting to approximately $25,000 will expire between the years 2006 and 2007 if not utilized.

         The Company and its subsidiary file separate tax returns for federal, state and foreign tax purpose as such, income tax is based on the separate taxable income or loss of each entity.

NOTE     6 - COMMITMENTS AND CONTINGENCIES

         a) Year 2000

         The Companies have addressed and will continue to address the year 2000 issue to ensure the reliability of its operational system and products. The Companies have and will continue to make certain investment in its software systems and applications to ensure that it is Year 2000 compliant. These expenditures, which are expensed as incurred are not expected to be material.

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         b) Rent

         Frefax Canada leased office space under a one-year renewable lease agreement, which expired November 30, 1999. Rent expense amounted to $ 2,274 and $ - 0 - for the year ended June 30, 1999 and for the period from September 26, 1997 (date of inception) to June 30, 1998, respectively and $2,274 cumulative from September 26, 1997 (date of inception) to June 30, 1999. During January 2000, Frefax Canada moved its operations to a space owned by one of the shareholders of the Company on a month to month basis, free of charge until a permanent location is found. The Company itself does not require any significant office space and, accordingly, it utilizes the mailing address of its outside counsel on a month to month basis, free of charge.

         c) Lack of Insurance

         The Company does not maintain any property, product liability, general liability or any other form of insurance. Although the Company is not aware of any claims resulting from product malfunctions, there is no assurance that none exists. In addition, as a result of not maintaing any property insurance, the Company's equipment is deemed to be at risk.

NOTE     7 - STOCKHOLDER'S DEFICIENCY

         a) Capitalization

         The Company was organized during September 1997 by issuing an aggregate of 500,000 shares of its $.001 par value common stock to its founder for $2,500.

         b) Acquisition of Subsidiary

         Pursuant to a stock purchase agreement dated July 30, 1998 between the Company and the shareholders of Frefax Canada, the

         Company issued an aggregate of 10,000,000 shares of its $.001 par value common stock to the shareholders of Frefax Canada in exchange for 100% of Frefax Canada issued and outstanding common stock. Accordingly, after such transaction, Frefax Canada became a wholly owned subsidiary of the Company. Such transaction is considered a capital transaction whereby Frefax Canada contributed its stock for the net book value of the Company, and accordingly, no goodwill is recorded.

         c) Limited Offering Memorandums

         During October 1997, the Company commenced two Limited Offerings pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933. The Company offered 400,000 shares of its common stock at $.001 per share and 4,000 shares of its common stock at $ .10 per share, respectively. The Company sold an aggregate of 403,000 shares of common stock yielding net proceeds of $700.

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         d) Private Offerings

         i) During November 1998, the Company offered 7,500,000 shares of its common stock at $.01 per share pursuant to rule 504 of regulation D promulgated under the Securities Act of 1933. The Company sold a total of 6,001,000 shares of common stock in exchange for a promissory note of $60,010 which has been classified as a stock subscription receivable thereby reducing stockholder's equity.

         ii) During February 1999, the Company offered 10,000,000 shares of its common stock at $.05 per share pursuant to Rule 504 of Regulation D promulgated under the Securites Act of 1933. The Company sold a total of 2,542,000 shares of common stock in exchange for a promissory note of $127,100, which has been classified as a stock subscription receivable thereby reducing stockholder's equity.

         The above promissory notes are callable on demand and accrue interest at a rate of 2% per annum. As of June 30, 1999, the Company accrued $1,755 of interest receivable in connection with such notes.

NOTE     8 - RELATED PARTY TRANSACTIONS


         a) Loans From Related Parties

         The Companies have been advanced funds from a Canadian corporation which owns approximately 4.1 % of the outstanding common stock of the Company. In addition, the President of such Canadian corporation owns approximately 7.7 % of the outstanding common stock of the Company. The loans are non-interest bearing and are due on demand. As of June 30, 1999, such loans amounted to $130,274.

         b) Rent Expense

         During January 2000, Frefax Canada moved its equipment to a space owned by one of the Company's shareholder on a month to month basis, free of charge until a permanent location is found. The Company itself does not require any significant office space and, accordingly, it utilizes the mailing address of its outside counsel on a month to month basis, free of charge.

         c) Equipment Purchases

         Frefax Canada purchased equipment and services amounting to $90,335 from a corporation which is a 10.3% shareholder of the Company. In addition, the President of such corporation, beneficially owns an additional 20.6% of the Company.

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE FOUR MONTHS ENDED OCTOBER 31, 1999 AND 1998
                                       AND
                                 CUMULATIVE FROM
           SEPTEMBER 26, 1997 (DATE OF INCEPTION) TO OCTOBER 31, 1999

                                   (UNAUDITED)

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)




                                                                         Page
                                                                        number
                                                                      ----------
Consolidated balance sheet at October 31, 1999                            F-1

Consolidated statements of operations and comprehensive income
(loss) for the four months ended October 31, 1999 and 1998 and cumulative from September 26, 1997 (date of inception) to
October 31, 1999                                                          F-2

Consolidated statement of stockholders' deficiency for
the period from September 26, 1997 (date of inception)
to October 31, 1999                                                    F-3 - F-4

Consolidated statements of cash flows for the four months ended October 31, 1999 and 1998 and cumulative from

September 26, 1997 (date of inception) to October 31, 1999                F-5

Notes to consolidated financial statements                             F-6 - F-8

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET

                                OCTOBER 31, 1999

                                   (UNAUDITED)

                                     ASSETS

Current assets:
    Cash ..........................................................   $   3,920

     Recoverable use tax ..........................................       4,693
                                                                      ---------
         Total current assets .....................................       8,613

Furniture, fixtures and equipment, net ............................      83,781
Security deposits .................................................       3,600
                                                                      ---------
         Total assets .............................................   $  95,994
                                                                      =========



                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
    Accounts payable and accrued expenses .........................   $   3,536
    Loans from related party ......................................     149,263
                                                                      ---------
         Total current liabilities ................................     152,799
                                                                      ---------

Commitments and contingencies (Note - 3) ..........................        --

Stockholders' deficiency:
    Common stock - $.001 par value, 50,000,000 shares authorized,
    19,446,000 shares issued and outstanding ......................      19,446
    Additional paid-in capital ....................................     180,864
    Accumulated deficit during the development stage ..............     (55,475)
     Accumulated other comprehensive income (loss) ................     (11,514)
    Stock subscriptions receivable ................................    (190,126)
                                                                      ---------
       Total stockholders' deficiency .............................     (56,805)

Total liabilities and stockholders' deficiency ....................      95,994
                                                                      =========

     See accompanying notes to consolidated financial statements (unaudited)


                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                   (UNAUDITED)
                                                                                Cumulative
                                                                                   from
                                    For the four          For the four       September 26, 1997
                                    months ended          months ended       (date of inception)
                                   October 31, 1999      October 31, 1998    to October 31, 1999
                                  -----------------      ----------------    -------------------

Income                            $              -       $              -    $                 -
                                  -----------------      ----------------    -------------------
Expenses:
    Selling, general and
       administrative expenses                4,308                15,039                 48,713
    Research and development                  4,422                     -                 17,829
                                  -----------------      ----------------    -------------------
Total expenses                                8,730                15,039                 66,542
                                  -----------------      ----------------    -------------------

Loss before other income

(expense) and provision for
income taxes                                 (8,730)              (15,039)               (66,542)

Other income (expense):
   Gain on foreign currency
     transactions                             4,833                     -                  8,600
   Interest income                            1,263                    51                  3,099
   Interest expense                            (168)                 (103)                  (632)
                                  -----------------      ----------------    -------------------
Total other income
   (expense)                                  5,928                   (52)                11,067
                                  -----------------      ----------------    -------------------

Loss before provision for
   income taxes                              (2,802)              (15,091)               (55,475)
                                  -----------------      ----------------    -------------------

Provision for income taxes                        -                     -                      -
                                  -----------------      ----------------    -------------------

Net (loss)                                   (2,802)              (15,091)               (55,475)

Other items of comprehensive
   income (loss)                             (5,078)                 (501)               (11,514)
                                  -----------------      ----------------    -------------------

Comprehensive net (loss)          $          (7,880)     $        (15,592)   $           (66,989)
                                  =================      ================    ===================
Basic:
   Net (loss)                     $             NIL      $            NIL    $               NIL
                                  =================      ================    ===================

Weighted average number of
   common shares outstanding             19,446,000             8,545,276             10,376,996
                                  =================      ================    ===================

     See accompanying notes to consolidated financial statements (unaudited)


                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY
 FOR THE PERIOD FROM SEPTEMBER 26, 1997 (DATE OF INCEPTION) TO OCTOBER 31, 1999 (UNAUDITED)

                                                                        Accumulated       Accumulated
                                                        Additional        Deficit            Other        Stock          Total
                                Common Stock              Paid-in       During the       Comprehensive Subscriptions Stockholders'
                            Shares           Amount       Capital    Development Stage   Income (Loss)  Receivable     Deficiency
                          ----------     ------------- ------------ ------------------  -------------- ------------- ------------
Issuance of common
stock upon capitalization
of company                   500,000     $         500 $      2,000 $                -  $            - $           - $      2,500

Issuance of common stock
in connection with
limited offerings            403,000               403          297                  -               -             -          700

Net loss from date of
inception (September 26,
1997) to June 30, 1998             -                 -            -             (2,954)              -             -       (2,954)
                          ----------     ------------- ------------ ------------------  -------------- ------------- ------------

Balances at June 30,
1998                         903,000               903        2,297             (2,954)              -             -          246

Issuance of common
stock in connection
with acquisition of
subsidiary                10,000,000            10,000            -                  -               -             -       10,000

Issuance of common
stock in connection
with limited offering
(November 1998)            6,001,000             6,001       54,009                  -               -       (60,010)           -

Issuance of common
stock in connection
with limited offering
(February 1999)            2,542,000             2,542      124,558                  -               -      (127,100)           -

Accrued interest on
subscriptions receivable           -                 -            -                  -               -        (1,755)      (1,755)

Foreign currency
translation adjustment             -                 -            -                  -          (6,436)            -       (6,436)

Net loss for the year
ended June 30, 1999                -                 -            -            (49,719)              -             -      (49,719)
                          ----------     ------------- ------------ ------------------  -------------- ------------- ------------

Balances at June 30,
1999 (forwarded)          19,446,000            19,446      180,864            (52,673)         (6,436)     (188,865)     (47,664)
                          ----------     ------------- ------------ ------------------  -------------- ------------- ------------


     See accompanying notes to consolidated financial statements (unaudited)

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY
                 FOR THE PERIOD FROM SEPTEMBER 26, 1997 (DATE OF
              INCEPTION) TO OCTOBER 31, 1999 (UNAUDITED) (cont'd)

                                                                        Accumulated       Accumulated
                                                        Additional        Deficit            Other        Stock          Total
                                Common Stock              Paid-in       During the       Comprehensive Subscriptions Stockholders'
                            Shares           Amount       Capital    Development Stage   Income (Loss)  Receivable     Deficiency
                          ----------     ------------- ------------ ------------------  -------------- ------------- ------------
Balances at June 30,
1999 (from previous
page)                     19,446,000     $      19,446 $    180,864 $          (52,673) $       (6,436)$    (188,865)$    (47,664)

Accrued interest on
subscriptions
receivable                         -                 -            -                  -               -        (1,261)      (1,261)

Foreign currency
translation adjustment             -                 -            -                  -          (5,078)            -       (5,078)

Net loss for the four
months ended
October 31, 1999                   -                 -            -             (2,802)              -             -       (2,802)
                          ----------     ------------- ------------ ------------------  -------------- ------------- ------------

Balances at
October 31, 1999          19,446,000     $      19,446 $    180,864 $          (55,475) $      (11,514)$    (190,126)$    (56,805)
                          ==========     ============= ============ ==================  ============== ============= ============
















     See accompanying notes to consolidated financial statements (unaudited)


                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)

                                                                                Cumulative
                                                                                   from
                                       For the four     For the four         September 26, 1997
                                       months ended     months ended         (date of inception)
                                       October 31,1999  October 31, 1998    to  October 31, 1999
                                       ---------------  ----------------    --------------------
Cash flows from operating activities:
   Net (loss)                          $        (2,802) $        (15,091)   $            (55,475)
   Adjustments   to  reconcile
     net  (loss)  to  net  cash
     used  for  operating
     activities:
       Foreign currency translation             (5,078)             (501)                (11,514)
       Depreciation                              1,739                 -                   4,327
       Interest income on
         subscriptions receivable               (1,261)                -                  (3,016)
 (Increase) decrease in:
       Recoverable use tax                        (449)                -                  (4,693)
       Security deposits                          (117)                -                  (3,600)
       Increase (decrease) in:
       Accounts payable and
         accrued expenses                      (10,775)           15,040                   3,536
                                       ---------------  ----------------    --------------------
       Net cash used for operating
         activities                            (18,743)             (552)                (70,435)
                                       ---------------  ----------------    --------------------

Cash flows from investing activities:
       Purchase of furniture,
       fixtures and equipment                     (139)                -                 (88,108)
                                       ---------------  ----------------    --------------------
       Net cash used for investing
       activities                                 (139)                -                 (88,108)
                                       ---------------  ----------------    --------------------

Cash flows from financing activities:
       Proceeds from initial
       capitalization of
       company and from sale of
       common stock in connection
       with private placements                       -                 -                   3,200

       Loans from related parties               18,989            60,073                 159,263
                                       ---------------  ----------------    --------------------
Net cash provided by financing
       activities                               18,989            60,073                 162,463
                                       ---------------  ----------------    --------------------
Net increase in cash                               107            59,521                   3,920

Cash, beginning  of period                       3,813               246                       -
                                       ---------------  ----------------    --------------------
Cash, end of period                    $         3,920  $         59,767    $              3,920
                                       ===============  ================    ====================


Supplemental disclosure of non-cash
flow information:  Cash paid during
the year for:
      Interest                         $             -  $              -    $                  -
      Income taxes                     $             -  $              -    $                  -
                                       ===============  ================    ====================

Schedule of non-cash investing
activities:
      Issuance of 8,543,000 shares
      of common stock in exchange
      for subscription receivables     $             -  $              -    $            187,110
                                       ===============  ================    ====================

     See accompanying notes to consolidated financial statements (unaudited)

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE FOUR MONTHS ENDED OCTOBER 31, 1999 AND 1998
                                       AND

   CUMULATIVE FROM SEPTEMBER 26, 1997 (DATE OF INCEPTION) TO OCTOBER 31, 1999
                                   (UNAUDITED)

NOTE     1 - ORGANIZATION

         Frefax, Inc. (the "Company") was incorporated in the State of Florida on September 26, 1997 as Central Group, Inc. The name of the Company was changed on September 15, 1998 to its current name.

         Pursuant to the stock purchase agreement dated July 30, 1998 between the Company and the shareholders of Frefax, Inc. (Canada), ("Frefax Canada") a company incorporated in the province of Ontario, Canada, the Company issued an aggregate of 10,000,000 shares of its $.001 par value common stock to the shareholders of Frefax Canada in exchange for 100% of Frefax Canada's issued and outstanding common stock. Accordingly, Frefax Canada became a wholly owned subsidiary of the Company. Such transaction is considered a capital transaction whereby Frefax Canada contributed its stock for the net book value of the Company.

         Frefax Canada was incorporated on September 5, 1996 for the purpose of developing software to be utilized in reducing long distance telephone fax charges.

         As of October 31, 1999, the Company and Frefax Canada are considered to be development stage companies.

         The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the interim financial statements include all adjustments necessary in order to make the financial statements not misleading. The results of operations for the four months ended are not necessarily indicative of the results to be expected for the full year. For further information, refer to the Company's audited financial statements and footnoted thereto as of June 30, 1999.

NOTE     2 - STOCKHOLDERS' DEFICIENCY

         Acquisition of Subsidiary

         Pursuant to a stock purchase agreement dated July 30, 1998 between the Company and the shareholders of Frefax Canada, the Company issued an aggregate of 10,000,000 shares of its $.001 par value common stock to the shareholders of Frefax Canada in exchange for 100% of Frefax Canada issued and outstanding common stock. Accordingly, after such transaction, Frefax Canada became a wholly owned subsidiary of the Company. Such transaction is considered a capital transaction whereby Frefax Canada contributed its stock for the net book value of the Company, and accordingly, no goodwill is recorded.

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)
                                  (UNAUDITED)


NOTE     3 - COMMITMENTS AND CONTINGENCIES

         a) Year 2000

         The Companies have addressed and will continue to address the year 2000 issue to ensure the reliability of its operational system and products. The Companies have and will continue to make certain investment in it software systems and applications to ensure that it is Year 2000 compliant. These expenditures, which are expensed as incurred are not expected to be material.

         b) Rent

         Frefax Canada leased office space under a one-year renewable lease agreement, which expired November 30, 1999. Rent expense amounted to $1,322 and $-0- for the four months ended October 31, 1999 and 1998, respectively and $3,596 cumulative from September 26, 1997 (date of inception) to October 31, 1999. During January 2000, Frefax Canada moved its operations to a space owned by one of the Company's shareholders on a month to month basis free of charge until a permanent location is found.

         c) Lack of Insurance

         The Company does not maintain any property, product liability, general liability or any other form of insurance. Although the Company is not aware of any claims resulting from product malfunctions, there is no assurance that none exists. In addition, as a result of not maintaining any property insurance, the Company's equipment is deemed to be at risk.



NOTE     4 - RELATED PARTY TRANSACTIONS


         a) Loans From Related Parties

         The Companies have been advanced funds from a Canadian corporation, which owns approximately 4.1 % of the outstanding common stock of the Company. In addition, the President of such Canadian corporation owns
         7.7 % of the outstanding common stock of the Company. The loans are non-interest bearing and are due on demand. As of October 31, 1999, such loans amounted to $149,263.

                           FREFAX, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)
                                  (UNAUDITED)



NOTE     4 - RELATED PARTY TRANSACTIONS (CONT'D)


         b) Rent Expense

         During January 2000, Frefax Canada moved its operations to a space owned by one of its shareholders on a month to month basis, free of charge until a permanent location is found. The Company itself does not require any significant office space and, accordingly, it utilizes the mailing address of its outside counsel on a month to month basis free of charge.

         c) Equipment Purchases

         Frefax Canada purchased equipment and services amounting to approximately $13,000 from a corporation which is a 10.3% shareholder of the Company. In addition, the President of such corporation beneficially owns an additional 20.6% of the Company.

                                    PART III

ITEM 1.    INDEX TO EXHIBITS

Exhibit Number             Page Number             Description
--------------             -----------             ----------------------------
    2(i)                      E-1                  Articles of Incorporation of
                                                   Central Group, Inc.

    2(ii)                     E-4                  Articles of Amendment to
                                                   Articles of Incorporation of
                                                   Central Group, Inc.

    2(iii)                    E-6                  Bylaws of Frefax, Inc.

    3                         E-26                 Stock Purchase Agreement

                                   SIGNATURES

         In accordance with Section 12 of the Securities & Exchange Act of 1034, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              FREFAX, INC.
                                              (Registrant)

Date: February 7, 2000                        By:  Debra A. Sauer /s/
                                                   -------------------
                                                   Debra A. Sauer
                                                   President & Chief Executive
                                                   Officer






















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